February 21, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sara D. Kalin

Re:	CNH Capital Receivables LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed February 6, 2006
File No. 333-130656

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated February 13, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Roberto Miotto, the Depositor’s Senior Vice President, General Counsel and Secretary, we submit herewith amendment no. 2 to the above-referenced registration statement on Form S-3, marked to show changes from the amendment no. 1 to registration statement as filed on February 6, 2006.  Amendment no. 2 reflects changes made in response to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses.  The numbers correspond to the numbered paragraphs in the Comment Letter.  Page references in the Depositor’s responses are references to the page numbers in the typeset version of the amendment, which is being provided to Sara D. Kalin, of the Staff, via electronic mail.  Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

Base Prospectus

Credit and Cash Flow Enhancement, page 56

1.                                      While we note the revisions you have made in response to comment 21 of our letter dated January 23, 2006, please further expand this section to describe the swaps or other interest rate protection agreements to which you refer.  Additionally, please confirm that swaps will be limited to interest rate and currency swaps.

Response:  We have revised the disclosure on pages 56 and 58 of the base prospectus in response to the Staff’s comment.  We confirm that the swaps will be limited to interest rate and currency swaps.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 701-7121.

Sincerely,

/s/ ROBERT F. HUGI
Robert F. Hugi

cc:                                 Roberto Miotto, CNH Capital Receivables LLC